UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ALTIMMUNE, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

02155H 101

(CUSIP Number)

Philip Hodges

Redmont Capital

820 Shades Creek Parkway, Suite 1200

Birmingham, AL 35209

Tel No: (205) 943-5646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02155H 101

1.	Names of reporting persons Philip Hodges
2.	Check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,319,711
	8.	Shared voting power 0
	9.	Sole dispositive power 1,319,711
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,319,711
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount In Row (11) 8.54%
14.	Type of reporting person (see instructions) IN

1.	Names of reporting persons Redmont Venture Partners, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 36,785
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,785
11.	Aggregate amount beneficially owned by each reporting person 36,785
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount In Row (11) 0.24%
14.	Type of reporting person (see instructions) CO

1.	Names of reporting persons Redmont VAXN Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,278,471
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,278,471
11.	Aggregate amount beneficially owned by each reporting person 1,278,471
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount In Row (11) 8.27%
14.	Type of reporting person (see instructions) OO

CUSIP No. 02155H 101

1.	Names of reporting persons Paradigm Venture Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,455
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,455
11.	Aggregate amount beneficially owned by each reporting person 4,455
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount In Row (11) 0.03%
14.	Type of reporting person (see instructions) PN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Altimmune, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 19 Firstfield Road, Suite 200, Gaithersburg, Maryland.

Item 2.	Identity and Background

(a) This statement is being filed jointly by (i) Philip Hodges, (ii) Redmont Venture Partners, Inc. (“Redmont”), (iii) Paradigm Venture Partners, L.P. (“Paradigm”), and (iv) Redmont VAXN Capital Holdings, LLC (“Redmont VAXN”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of May 15, 2017, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons is c/o Redmont Capital, 820 Shades Creek Parkway, Suite 1200, Birmingham, AL 35209.

(c) Mr. Hodges is Managing Partner of Redmont Capital, a private equity firm located in Birmingham, Alabama. Redmont, Paradigm, and Redmont VAXN are private equity entities affiliated with Redmont Capital.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Redmont, Paradigm, and Redmont VAXN is organized in the State of Delaware. Mr. Hodges is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock reported on this Schedule 13D were acquired pursuant to the Agreement and Plan of Merger, dated as of January 18, 2017 (as amended on March 29, 2017, the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of the Issuer merged with and into what was then known as Altimmune, Inc. (“Private Altimmune”) (the “Mergers”). Pursuant to the Merger Agreement, the then outstanding shares of Private Altimmune’s capital stock beneficially owned by the Reporting Persons was converted into the right to receive a number of shares of the Common Stock upon the closing of the Mergers. The Mergers closed on May 4, 2017.

Item 4.	Purpose of Transaction

The Common Stock reported herein was acquired for investment purposes. The Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review, the Reporting Persons, from time to time, may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge their interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. In addition, the Reporting Persons may exercise any and all of their rights in a manner consistent with their contractual rights and restrictions and other duties, if any. These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D promulgated under the Act. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer.

Mr. Hodges serves as member of the board of directors of the Issuer (the “Board”). By virtue of Mr. Hodges’ board representation, the Reporting Persons have influence over the Issuer’s corporate activities, which may relate to, among other things, the Issuer’s capitalization, management, business, operations, corporate governance, strategy, future plans and the other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Each of Redmont, Paradigm, and Redmont VAXN hold shares of Common Stock in the following individual amounts:

Reporting Person	Shares of Common Stock
Redmont	36,785
Paradigm	4,455
Redmont VAXN	1,278,471

Mr. Hodges has sole voting and dispositive control with respect to all securities held by Redmont, Paradigm and Redmont VAXN. Mr. Hodges disclaims beneficial ownership of such securities.

See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Persons. The percentage amounts are based on 15,450,602 shares of Common Stock outstanding as of May 4, 2017 as reported by the Issuer on its Current Report on Form 8-K filed on May 10, 2017.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except for the information set forth in Item 3 of this Schedule 13D, which is incorporated by reference herein, the Reporting Persons have not effected any transaction related to the Common Stock during the past 60 days.

(d) Other than disclosed in Item 2 of this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

Concurrently and in connection with the execution of the Merger Agreement, certain of the officers, directors and stockholders of Private Altimmune, including the Reporting Persons, entered into lock-up agreements with respect to the shares of Common Stock to be received pursuant to the Mergers (the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, the Reporting Persons are subject to lock-up restrictions on the sale of the Issuer’s Common Stock acquired in the Mergers until 180 days after the Effective Time of the Mergers on May 4, 2017. To the extent that any such sale or transfer is permitted pursuant to exceptions included in the Lock-up Agreements, each person to whom any shares of Common Stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the Lock-Up Agreements.

The foregoing description of each of the Lock-Up Agreements is qualified in its entirety by reference to the form of Lock-Up Agreement, which is filed as Exhibit 1 to this Schedule 13D, and which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Form of Lock-Up Agreement, dated as of January 18, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 19, 2017).

Exhibit 99.1	Joint Filing Agreement, dated as of May 15, 2017, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2017

/s/ Philip Hodges
Philip Hodges

REDMONT VENTURE PARTNERS, INC.

/s/ Philip Hodges
By:	Philip Hodges
Its:	Authorized Signatory

REDMONT VAXN CAPITAL HOLDINGS, LLC

/s/ Philip Hodges
By:	Philip Hodges
Its:	Authorized Signatory

PARADIGM VENTURE PARTNERS, L.P.

/s/ Philip Hodges
By:	Philip Hodges
Its:	Authorized Signatory